Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

October 1, 2012

Via Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emerge Energy Services LP (f/n/a Emergent Energy Services LP)

Amendment No. 1 to

Confidential Draft Registration Statement on Form S-1

Submitted August 2, 2012

CIK No. 0001550863

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2012 with respect to the Partnership’s amended confidential draft registration statement on Form S-1 submitted to the Commission on August 2, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have made a third confidential draft submission of the Registration Statement (the “Submission No. 3”).  At the request of the Staff, we are also submitting a pdf file of a marked copy of Submission No. 3 showing all changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the un-marked copy of Submission No. 3, unless otherwise indicated.

Form S-1/A

Summary, page 1

Competitive Strengths, page 5

1.                                      In response to comment 4 from our letter dated June 21, 2012, you amended your disclosure to read:

• “[You] believe that [your] Wisconsin reserves provide [you] access to a disproportionate amount of coarse sands . . . relative to other Wisconsin-based frac sand manufacturers”; and

• [You] believe that [your] operations. . . have the following attributes . . . significant coarse mineral reserve composition that minimizes handling and results in high production yields that [you] believe position [you] favorably relative to [your] competitors.

Please provide support for or explain the reasonable basis for these beliefs. In this regard, the supplemental material you cite in support for these revisions does not appear to offer evidence as to the superior composition of your reserves compared to that of other Wisconsin-based manufacturers or your competitors generally. Rather, the material only discusses that the amount of product available is a function of geology, and that many Northern White deposits from St. Peter, Jordan and Wonewoc formations have a limited volume of sand grains coarser than 40 mesh. It is our general understanding that the leading six providers of frac sand that you reference as your competition on page 149 also have operations that give them access to Northern White or Southern White deposits, which have been the more desired frac sands.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that for the reasons discussed below, we believe that our Wisconsin reserve composition provides us access to a higher proportion of coarse sands relative to other types of sand than other Wisconsin-based frac sand manufacturers. We believe that our high production yields of coarse sand positions us favorably relative to our competitors.

As set forth in the soil boring sample data of our New Auburn and Barron County facilities, which we have submitted supplementally under separate cover, the reserves at our New Auburn facility provide us access to deposits averaging between 30% and 40% of 40 mesh and coarser substrate, and the reserves at our Barron County facility provide us access to deposits averaging nearly 35% 40 mesh or coarser and more than 60% 50 mesh or coarser substrate. On the other hand, as set forth on page 15 of the report by PropTester®, Inc. and KELRIK, LLC, “many of the Northern White deposits from the St. Peter, Jordan and Wonewoc formations have limited volume of sand grains coarser than 40 mesh” and “[m]any of these deposits have 20 percent or less 40 mesh and coarser substrate.” All of the six leading providers of frac sand that we refer to as our competition have operations in one or more of the Jordan, St. Peter and Wonewoc formations. As a result, we believe their deposits contain a lower percentage of 40 mesh and coarser substrate than our reserves.

The Offering, page 12

2.                                      We note your response to comment 5 from our letter dated June 21, 2012 and are unable to concur. Insight Equity will receive equity interest in Emerge Energy Services LP in the form of common units, in exchange for the contribution of assets. As part of the offering, when the overallotment common units are sold, Insight Equity will receive the proceeds in return for surrendering some of its common shares, reducing its ownership interest in the company. The practical effect of this is the same as if the equity interest in Emerge Energy Services LP were sold in the public offering by Insight Equity, as Insight Equity will ultimately receive the consideration for those shares. Please revise to name Insight Equity as an underwriter with respect to the over-allotment shares.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure on pages 19, 66 and 229.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 62

3.                                      We note the revised disclosure provided in response to comment 8 in our letter dated June 21, 2012 showing projected quarterly distributions for the 12 months ended September 30, 2013. Please provide similar disclosure of pro forma distributions by quarter for the fiscal year ended December 31, 2011 and the 12 months ended June 30, 2012 on page 62 of your submission.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that for the reasons discussed below, we believe that providing pro forma cash available for distribution for the year ended December 31, 2011 and the twelve months ended June 30, 2012, each as a whole, as opposed to a quarter-by-quarter presentation, is the most appropriate presentation for a master limited partnership initial public offering.

We believe the pro forma cash available for distribution for the year ended December 31, 2011 and the twelve months ended June 30, 2012 will provide investors with meaningful information with respect to our ability to have paid the minimum quarterly distribution for the prior periods presented. However, we have not prepared or used, or provided to our management or financial advisors, a pro forma presentation of our cash available for distribution for each quarter in the year ended December 31, 2011 and the twelve months ended June 30, 2012. We believe that a presentation of the aggregate minimum quarterly distribution available over a four-quarter period is more meaningful to, and more accurate for, our potential investors, particularly in light of the changes to our business over that period. These changes include the commencement of our sand operations in Wisconsin in the fourth quarter of 2011 and, as a result, our cash available for each of the first three quarters of 2011 would not include any revenues or cash contributions from such operations. Our quarterly cash available for distribution in each of the first three quarters of 2011 also would not reflect changes in transportation mixture cost formulas that significantly reduced Direct Fuels’ fuel margin volatility at the expense of higher margin opportunities and, as a result, the cash available for distribution over that period would be overstated. In addition, AEC Holdings LLC underwent a debt restructuring in the second quarter of 2011 that provided the liquidity required to service customers with higher sales volumes, reducing the cash available for distribution over that period. Accordingly, we believe that a pro forma presentation of our cash available for distribution for each quarter in that period would not be useful to investors and could potentially be misleading relative to the current business environment at our companies.

In addition, it would be difficult for us to calculate with certainty the distributions we would have been able to pay for each individual quarter in the periods presented in the backcast. That presentation would require us to make precise assumptions regarding our quarterly cash available for distribution that we believe would not result in a level of detail, certainty and reasonableness appropriate for a financial backcast. For example, we believe that we would not be able to assume with reasonable certainty on a quarterly and pro forma basis the timing or effect of working capital payments and capital expenditures, and as a result, any presentation of our cash available for distribution for each quarter in the year ended December 31, 2011 and the twelve months ended June 30, 2012 could be inaccurate and potentially misleading. We also note that we have been unable to identify another initial public offering prospectus for a master limited partnership that provides a quarterly breakdown of pro forma cash available for distribution, and we believe this is because other registrants similarly would have difficulty making such quarterly pro forma calculations with reasonable precision or believed that such disclosure would not provide investors with meaningful information.

Financing, page 68

4.                                      We note your disclosure on page 63 of your submission stating that you plan to borrow under your revolving credit facility to pay the full minimum quarterly distribution for the quarter ending December 31, 2012. Please tell us how these borrowings affect the assumed interest expense used to prepare your forecasted results of operations disclosure.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the assumed interest expense used to prepare our forecasted results includes an estimate of the interest expense arising from the anticipated borrowings under our revolving credit facility that will be used to pay the full minimum quarterly distribution for the quarter ending December 31, 2012. We believe that the interest expense associated with such borrowings is less than $0.1 million for the quarter ending December 31, 2012.

Pro Forma Operating Working Capital, page 102

5.                                      We note your response to comment 14 in our letter dated June 21, 2012. We note that you present the non-GAAP financial measure “operating working capital” which is described as a measure of your ability to pay your liabilities as they become due. Please provide additional disclosure explaining how management uses this non-GAAP financial measure. In addition, please provide a reconciliation of operating working capital to the most directly comparable GAAP-basis financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on pages 26, 28, 94, 97, 104 and 112.

Liquidity and Capital Resources, page 111

6.                                      We note your response to comment 18 in our letter dated June 21, 2012. It does not appear that your revised disclosure adequately addresses our prior comment. Please revise to provide a detailed analysis of the components of your statements of cash flows that explains each of the significant year-to-year variations. For example, explain the causes of significant fluctuations in accounts receivables and inventories during each period for which financial statements are presented.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page 122.

Duties of our General Partner, page 176

7.                                      We note your response to comment 37 from our letter dated June 21, 2012. Please provide a tabular presentation to facilitate clarity.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page 188.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-9

8.                                      We note your response to comment 40 in our letter dated June 21, 2012. However, we were not able to find the revised disclosure in your submission. Please expand your disclosure with pro forma footnote (h) to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page F-10.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-44

Revenue Recognition, page F-46

9.                                      We note your disclosure on page 144 of your submission which states that you recently negotiated an agreement with a customer that allows you to use a designated pool of its rail cars to fulfill orders for other customers. Please revise your revenue recognition policy disclosure to address this type of arrangement. Refer to SAB Topic 13.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page F-47.

10.                               We note your response to comment 42 in our letter dated June 21, 2012. It does not appear that the revisions to your footnote disclosure explain the nature of capitalized mineral resource costs. Please expand your disclosure in this regard.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page F-50.

Note 6. Capital Lease Liability, page F-54

11.                               We note your response to comment 44 in our letter dated June 21, 2012. Your revised disclosure states that you are obligated to pay a third party to mine and process mineral resources at your New Auburn location for a specified fee per ton which includes amounts paid to the third party for the extraction of sand, operating costs associated with operating the wash plant, and an estimated amount per ton as a lease payment. Please tell us whether these payments differ from the payments described on page 139 related to your New Auburn operations (i.e., $1.37 for royalties and lease development fees for each ton of sand produced at your New Auburn wet plant that is convertible into saleable sand).

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the royalties and fees described on page 150 are different from the fees described on page F-60. The royalties and lease development fees described on page 150 are fees paid to the land owners from whom we lease the land, while the fees described on page F-60 are fees paid to the third-party mine operator, and the term lease payment on page F-60 refers to the payment for use of the wet plant constructed by the third-party mine operator.

12.                               We note your disclosure of estimated minimum future lease payments on page F-60 of your submission. Please tell us how you considered the guidance per FASB ASC 840-10-50-1d regarding the disclosure of contingent rentals incurred.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the disclosure beginning on page F-58.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its General Partner

By:	/s/ Rick Shearer
Rick Shearer
Chief Executive Officer

cc:                                Ryan J. Maierson (Issuer’s counsel)

Alan Beck (Underwriter’s counsel)

Kathryn S. Wilson (Underwriter’s counsel)